Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Direxion Shares ETF Trust II

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

October 10, 2013

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street, N.E.

Washington, D.C. 20549-6010

Re:	Direxion Shares ETF Trust II (the “Trust”)

File Nos.: 333-168227

Dear Mr. Kluck:

This letter is in response to the written comments and suggestions provided to the Trust by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) on February 12, 2013, regarding the Trust’s Registration Statement on Form S-1. The Trust’s Registration Statement was filed on Form S-1 on July 20, 2010 and pre-effective amendments were filed for the Registration statement on January 10, 2013 and October 14, 2010, for the purpose of registering the following series: Direxion Daily Gold Bull 3X Shares, Direxion Daily Gold Bear 3X Shares, Direxion Daily Silver Bull 3X Shares, Direxion Daily Silver Bear 3X Shares, Direxion Daily Euro Bull 3X Shares, Direxion Daily Euro Bear 3X Shares, Direxion Daily Japanese Yen Bull 3X Shares, Direxion Daily Japanese Yen Bear 3X Shares, Direxion Daily Dollar Bull 3X Shares, Direxion Daily Dollar Bear 3X Shares (collectively, the “Funds”). The amendment to the Registration Statement filed on January 10, 2013 incorporated and responded to comments received in letter from the SEC Staff dated November 9, 2010 and August 15, 2010.

The Trust is filing herewith Pre-Effective Amendment No. 3 to the Trust’s Registration Statement (the “Amendment”). As noted, the Amendment includes disclosure changes made in response to Staff comments on Pre-Effective Amendment Nos. 1 and 2 to the Trust’s registration Statement.

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Trust’s responses. In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)	The Trust acknowledges that in connection with the comments made by the Staff on the amended Form S-1 registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

PROSPECTUS

General

1.	Staff Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Trust responds by stating that no such communications have been presented to potential investors nor have any such research reports been published or distributed.

2.	Staff Comment: Please provide us with any fact sheet that you intend to make available to potential investors.

Response: The Trust responds by including the Funds’ Fact Sheet as Exhibit A attached hereto.

3.	Staff Comment: Please tell us if you may be subject to the provisions applicable to retail forex transactions with respect to your forward currency transactions. See Exchange Act Release No. 34-66868. In addition, please also tell us the impact on your planned business of the new SEC and CFTC rules and interpretations on key definitions of certain derivative products. See Securities Act Release No. 33-9338. We may have further comments.

Response: The Trust responds by stating that it does not believe that either of the two releases cited in Comment 3 will have a material effect on the operation of the Funds.

With regard to Exchange Act Release No. 34-66868, the Trust notes that as a threshold matter, the Funds do not anticipate engaging in forward currency transactions and therefore would not be subject to any regulations thereof. Moreover, in the event that one or more of the Funds were to engage in retail foreign currency transactions, the Fund would be subject to the provisions applicable to retail forex transactions only if its total assets are less than $10 million (i.e., if the Fund does not meet the definition of an eligible contract participant (“ECP”) under section 1(a)(18)(A)(iv) of the Commodity Exchange Act (“CEA”)). Consistent with the retail forex requirements, the Fund would enter into over-the-counter (“OTC”) currency derivatives only if the Fund’s total assets are at least $10 million. Accordingly, the Trust does not believe that there are any issues under this release.

With regard to Securities Act Release No. 33-9338, to implement its principal investment strategy, the Fund will primarily invest in exchange traded futures contracts. As such, the regulatory treatment of OTC derivatives in this release is not expected to have a material effect on the Fund’s planned business. In the event the Funds engaged in swaps, they would be subject to certain recordkeeping, reporting, documentation and position limit requirements imposed by the Dodd-Frank Act. The Dodd-Frank Act also requires that certain transactions falling within the definition of “swap” be executed on organized exchanges or “swap execution facilities” and cleared through regulated clearing organizations (referred to as “derivative clearing organizations”), if the CFTC or SEC mandates the central clearing of a particular contract. Accordingly, if a Fund sought to enter into a swap transaction with respect to a swap that is subject to the

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

mandatory clearing requirement it would have to do so on a cleared basis. The initial margin for a cleared swap will be set by the clearing organization, subject to certain regulatory requirements and guidelines. Initial and variation margin requirements for swap dealers and major swap participants who enter into uncleared swaps and capital requirements for swap dealers and major swap participants who enter into both cleared and uncleared trades will be set by the CFTC, the SEC or the applicable “Prudential Regulator.”

4.	Staff Comment: We note your disclosure on page 53 and elsewhere in the prospectus that you may enter into trades on non-U.S. exchanges. Please enhance your disclosure regarding your intent to invest in such non-U.S. exchanges specifically describing each exchange, how each compares to U.S. exchanges and the extent of counterparty or other risks you may face by trading futures on such exchanges. We may have further comments.

Response: The Trust responds by revising the prospectus to remove any reference to trading on non-U.S. exchanges.

5.	Staff Comment: We note your disclosure on page 19 in the risk factor section regarding the potential impact of contago and backwardation. Please revise your disclosure to describe whether the gold, silver and currencies that are represented by the benchmarks you intend to track are and in the past have been in contango or backwardation. Please also update such disclosure in future filings.

Response: The Trust responds by adding the following additional information to the appropriate risk factor section:

Historically, gold, silver, Euro, Yen and the U.S. Dollar Index futures contracts have been in contango for most periods.

6.	Staff Comment: Please add a section to discuss your related party transactions in accordance with Item 404 of Regulation S-K.

Response: The Trust responds that because the Funds are non-operational at this time, there are no related party transactions to disclose at this time.

Prospectus Cover Page

7.	Staff Comment: We note your disclosure that the distributor will use its best efforts to sell shares. Please name the distributor as an underwriter under Section 2(a)(11) of the Securities Act.

Response:

As disclosed in the prospectus, the determination of whether a person is a statutory underwriter is a facts and circumstances test. More specifically, the following disclosure appears in the “Likelihood of Becoming a Statutory Underwriter” section of the prospectus:

“Each Fund issues Shares in Creation Units to Authorized Participants from time-to-time in exchange for cash. Because new Shares can be created and issued on an ongoing basis at any point during the life of each Fund, a “distribution,” as such term is used in the 1933 Act, will be occurring. An Authorized Participant, other broker-dealer firm or its client could be deemed a statutory underwriter, and thus be subject to the prospectus-delivery and liability provisions of the 1933 Act, if it purchased a Creation Unit from each Fund, broke the Creation Unit down into

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

the constituent Shares and sold the Shares to its customers; or if it chose to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act.

Dealers who are neither Authorized Participants nor “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by section 4(3) of the 1933 Act.”

Moreover, further examination, the Trust does not believe it is appropriate to state that the Distributor will use its best efforts to sell Shares. Accordingly, the Trust has revised the disclosure on the cover page of the prospectus to more fully reflect the precise nature of its arrangements with authorized purchasers and with the Distributor, as required by Item 501(b)(8) of Regulation S-K. The Trust believes that this updated description is more accurate and reflects prevailing industry practice. Following is the revised disclosure:

“The Funds continuously offer Shares in Creation Units (as defined in this prospectus) to Authorized Participants at each Fund’s respective NAV. Authorized Participants may offer to the public Shares of a Fund from Creation Units. Shares of a Fund offered to the public by Authorized Participants are offered at a per Share market price that varies depending on various factors. The excess, if any, of the price at which an Authorized Participant sells a Share over the price paid by such Authorized Participant in connection with the creation of such Share in a Creation Unit may be deemed to be underwriting compensation. Authorized Participants do not receive from any Fund, the Sponsor or any of their affiliates, any fee or other compensation in connection with their sale of Shares to the public, although investors are expected to be charged a customary commission by their brokers in connection with purchases of Shares that varies from investor to investor. In addition, the Trust pays a fee to Foreside Fund Services, LLC (the “Distributor”). For more information about distribution and compensation paid to FINRA members, please see “Plan of Distribution.”

In summary, as reflected in the language noted above from the prospectus, which we believe to be representative of industry standard and reviewed by the Staff for other registrants, the determination of whether any firm is acting as an underwriter depends on all of the facts and circumstances and we do not believe that it is possible to state that any firm will be acting as an underwriter in all cases regardless of attendant facts and circumstances. Therefore, the Trust respectfully declines to name the distributor as an underwriter under Section 2(a)(11).

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

8.	Staff Comment: Clearly identify the benchmark that each fund will attempt to track and discuss the assets in which the fund expects to hold.

Response: The Trust responds by referring to the extensive disclosure relating to the benchmark of each Fund prominently featured throughout the prospectus, as well as the fact that the names of each Fund would generally indicate to potential shareholders the underlying benchmark of the Funds. Given that the Trust has tried to keep disclosure on the prospectus cover clear and condensed, all within a single page, the Trust believes further explanation of the benchmark on the cover would be cumbersome.

9.	Staff Comment: Please identify the Initial Authorized Participant on the cover page and clarify, if true, that the initial price per share that will be paid by the Initial Authorized Participant is $40 per share. Please also describe how you will calculate the price per share that will be paid by Authorized Participants that purchase creation baskets in the future. Also describe how the price per share will be calculated for shares that are offered by Authorized Participants to the public.

Response: The Trust responds by identifying the Initial Authorized Participant on the cover page and revising the disclosure to make clear that the initial $40 per share will be paid by the Initial Authorized Participant only. The Trust has also added disclosure referring shareholders to a discussion of share pricing for the public appearing later in the prospectus.

10.	Staff Comment: We note your disclosure in the table that the price per share is $40. Please revise to clearly disclose whether the price per share is the price to be paid by the Initial Authorized Participant or revise to reflect how the shares will be priced and offered on a continuous basis.

Response: The Trust responds by referring to its response to Comment 9, above.

11.	Staff Comment: We note that your shareholders will receive a Schedule K-1, which reports their allocable portion of tax items. Please explain this on the cover page of the prospectus. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Response: The Trust responds by including a statement on the cover that shareholders will receive a K-1. With regard to the Staff’s statement regarding potential complexity and the need for expert assistance, the Trust notes that disclosure to this effect is already included in the prospectus under “Important Tax Information” immediately following the Breakeven Table.

12.	Staff Comment: Please confirm that the cover page will be no more than one page in length. Refer to Item 501(b) of Regulation S-K.

Response: The Trust responds by confirming that the cover page of the prospectus has been limited to one page.

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

Summary, page 1

13.	Staff Comment: We note that some of your funds intend to track gold and silver benchmarks. Please include summary and risk factor disclosure as to how long-term gains on precious metals ETFs may be taxed at the higher collectibles rate rather than the long-term capital gains rate.

Response: The Trust responds that the Funds will only invest in futures contracts and will not hold any physical commodities. Because the futures contracts will not physically settle, the tax concerns relating to long-term gains will not apply to the Funds.

14.	Staff Comment: Please include an organizational chart in your summary that details the various service providers to the Trust and the ownership relationship, if any, between such entities or advise us why such revisions are not necessary.

Response: The Trust responds by including the requested disclosure.

15.	Staff Comment: With respect to the gold and silver funds, please include a discussion on the relationship between a fund’s performance and commodity spot price performance.

Response: The Trust responds by including the requested disclosure.

16.	Staff Comment: Please clarify how you intend to publicly disseminate the daily NAV of the funds.

Response: The daily NAV of the funds will be disseminated by the fund accountant, USBancorp Fund Services, LLC to the NASDAQ OMX, Mutual Fund Quotation Service “MFQS”. MFQS then distributes the NAV to various reporting agencies and services such as Bloomberg, Morningstar, etc. The daily NAVs will also be posted on the www.direxionfunds.com website.

Overview, page 5

17.	Staff Comment: We refer to your definition of “Financial Instruments” on page 5 and note that you may invest in “other over-the-counter transactions that are based on the price of the futures contract.” Please identify these other over-the-counter transactions.

Response: The Trust responds by revising the referenced disclosure.

Creation and Redemption Transactions, page 8

18.	Staff Comment: We note your disclosure that “Creation Units are redeemed generally for cash.” Please disclose if consideration other than cash could be used. We note your disclosure on page 54 regarding block trades.

Response: The Trust responds by including disclosure referencing the limited circumstances where a Creation Unit may be redeemed for consideration other than cash.

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

The Trust is an emerging growth company…, page 20

19.	Staff Comment: We note your risk factor disclosure that the Sarbanes-Oxley Act requires, among other things, that the Trust maintains effective disclosure controls and procedures and internal control over financial reporting. Please confirm your understanding that in future periodic reports, you will include separate reports on disclosure controls and procedures and internal control over financial reporting for the registrant and for each series. Additionally, please note that within the controls and procedures disclosure of your future periodic reports, you should include a statement that the CEO/CFO certifications are applicable to each of the series as well as to the registrant.

Response: The Trust responds by confirming that it has familiarized itself with the requirements under the Sarbanes-Oxley Act and sought legal counsel where necessary to prepare to fully comply with all the provisions thereunder.

Investment Objectives and Principal Investment Strategies, page 29

20.	Staff Comment: Please add additional disclosure on how you intend to roll the futures contracts in which you intend to invest and discuss how each fund will be rebalanced. Include a discussion of anticipated fees you may incur in connection with such rebalancing.

Response: The Trust responds by revising the referenced disclosure.

Certain Performance Data, page 35

21.	Staff Comment: Please provide historical data on the exchange rate for each Fund’s underlying currency or price of the underlying commodity, as applicable.

Response: The Trust responds by stating that it believes historical data of the Funds’ underlying benchmarks may be potentially misleading to shareholders. Because the Funds have no operating history and therefore no performance to disclose, past performance of the underlying benchmarks may be construed as back-testing the Funds’ investment strategy.

Breakeven Table, page 38

22.	Staff Comment: Please add narrative footnote disclosure to explain your analysis for the expenses included on the table, specifically the routine operational, administrative and other ordinary expenses and estimated rebalancing costs. We may have further comment.

Response: The Trust responds by including the requested disclosure.

23.	Staff Comment: We note the disclosure on page 66 that the funds will pay for the administrator’s, custodian’s and transfer agent’s fees. Please discuss if these are included in the routine operational, administrative and other ordinary expenses line item and include an estimate of expenses for each.

Response: The Trust responds by including the requested disclosure.

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

24.	Staff Comment: We refer to footnote 1 to the table and note that your breakeven analysis is based on the assumption that the fund has $50 million in assets. Please tell us if your analysis will change if there is a change in the amount of your assets or the amount you raise in the offering.

Response: The Trust responds by including disclosure clarifying how asset levels may affect the breakeven analysis.

25.	Staff Comment: We note in the table that you imply the interest rate will be 0.15%. Please discuss the basis for this assumption.

Response: The Trust responds by including the requested disclosure.

Margin Levels Expected to be Held at the FCM, page 41

26.	Staff Comment: There appears to be a table or other disclosure related to margin levels for non-hedger accounts missing at the end of this paragraph. Please revise or advise.

Response: The Trust responds by revising the referenced disclosure.

Litigation, page 58

27.	Staff Comment: Please include disclosure as to the current status of each of the lawsuits discussed in this section.

Response: The Trust responds by including the requested disclosure.

Executive Officers of the Trust and Principals…, page 61

28.	Staff Comment: Please explain how Rafferty Asset Management, LLC is affiliated with your sponsor. Further, we note in the biographies that you disclose when each person joined Rafferty. Please clarify how each person is affiliated with the Trust or the sponsor and indicate when such affiliation began.

Response: The Trust responds by clarifying that the sponsor, Direxion Asset Management, LLC, is a wholly-owned subsidiary of Rafferty Asset Management, LLC and currently, each officer and employee of the sponsor is dually-employed by Rafferty. The Trust has revised the referenced disclosure to clarify the affiliation.

29.	Staff Comment: Please disclose when Mr. Rudnick joined you and/or your sponsor. See Item 401(e) of Regulation S-K.

Response: The Trust responds by clarifying the role of Mr. Rudnick within the referenced section of the prospectus.

30.	Staff Comment: Please disclose the age of all persons listed on the table. See Item 401(b) of Regulation S-K.

Response: The Trust responds by including the requested disclosure.

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

Plan of Distribution, page 68

31.	Staff Comment: We note your disclosure that an Authorized Participant may be deemed to be a statutory underwriter. Please disclose that the Initial Authorized Participant will be deemed to be a statutory underwriter in the offering.

Response: Please see our response to Comment 7. Similar to determining under what facts and circumstances the distributor would be acting as an underwriter, whether the Initial Authorized Purchaser will act as an underwriter will depend on, among other things, the extent to which it engages in selling efforts with respect to the Shares purchased and the types of selling efforts it engages in. The Trust does not believe it would be appropriate for it to make assumptions about such selling efforts and therefore it is not possible to state whether the Initial Authorized Purchaser will be an underwriter.

Material Conflicts, page 71

32.	Staff Comment: Please include a discussion of the fee structure for each of the agreements discussed in this section, and whether there are any material termination fees associated with the termination of such agreements.

Response: The Trust responds by revising the referenced disclosure.

Report of Independent Registered Public Accounting Firm, page F-1

33.	Staff Comment: Please amend your filing to provide revised audit report language from your accountant as of December 7, 2012, which clarifies that the accountant has audited the financial statements for the registrant as a whole.

Response: The Trust responds by including the revised the audit report from the accountant as requested. In addition to this change, the Trust notes that the audit report relates to the audit of the combined statement of assets and liabilities of the Trust and of the Funds as of June 30, 2013, which has been established as the fiscal year end of the Trust and Funds.

Statements of Assets and Liabilities, page F-2

34.	Staff Comment: Please amend your filing to provide a Statement of Assets and Liabilities for the registrant.

Response: The Trust responds by including the requested Statement of Assets and Liabilities.

Item 16. Exhibits and Financial Statement Schedules, page 1

35.	Staff Comment: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Response: The Trust responds by filing all exhibits currently in final draft form.

Mr. Tom Kluck

Securities and Exchange Commission

October 10, 2013

Signatures

36.	Staff Comment: Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1 for guidance.

Response: The Trust responds by revising the signature page accordingly.

If you have any questions concerning the foregoing, please contact Angela Brickl of Direxion Asset Management, LLC at (646) 572-3463 or Thomas W. Connor of Reed Smith LLP at (202) 414-9208.

Sincerely,

Direxion Shares ETF Trust II

/s/ Daniel D. O’Neill
Principal Executive Officer